Alithya announces the appointment of Debbie Di Gregorio
as interim Chief Financial Officer

MONTREAL, June 24, 2024 – Alithya Group inc. (TSX: ALYA) (“Alithya”) today announced the appointment of Debbie Di Gregorio as interim Chief Financial Officer, effective June 28, 2024. Ms. Di Gregorio replaces Claude Thibault, who will be leaving the Company to pursue other endeavors. Mr. Thibault has held the role of CFO for over five years and has guided Alithya through its move to public markets and several transformative acquisitions. He will continue to support Alithya to ensure an effective transition.

Debbie Di Gregorio joined Alithya in October 2018 as Vice President, Finance, and brought a wealth of experience to the role. Prior to joining Alithya, she held senior finance positions, including Vice President, Audit, at Richter, an independent Canadian’s financial consulting and accounting firm, for almost 25 years. Ms. Di Gregorio is a Chartered Professional Accountant (CPA), and she holds a Graduate Diploma in Accounting from McGill University and a Bachelor of Commerce degree from Concordia University.

Quote by Paul Raymond, President and Chief Executive Officer:

“I am delighted to welcome Debbie as interim CFO. Debbie has a deep understanding of Alithya’s business and, over the past 5 years, has become a trusted advisor for the finance and operational teams, and for the Board. I look forward to working with her as we undertake our search for a replacement. I also wish to extend my gratitude to Claude Thibault for his financial leadership during his tenure with us as Chief Financial Officer. His efforts have positioned us well for growth as we embark on our new 3-year strategic plan. I wish him success in his next professional endeavor.”

About Alithya

Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients' success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.
Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on three main pillars: strategic consulting, enterprise transformation, and business enablement.

With two gender parity certifications obtained in Canada and the United States, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.

For more information:
Sophie Cabana
sophie.cabana@alithya.com